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                                                  Exhibit 12.2
                                                  ------------


               UAL Corporation and Subsidiary Companies

           Computation of Ratio of Earnings to Fixed Charges

               and Preferred Stock Dividend Requirements


                                       Year Ended December 31
                                       ----------------------
                               1998    1997    1996    1995    1994
                               ----    ----    ----    ----    ----
Earnings:                                  (In Millions)
 Earnings before income taxes
  and extraordinary item     $1,256  $1,524  $  970  $  621  $  171
 Undistributed earnings of
  affiliate                     (62)    (16)    (49)    (38)    (19)
 Fixed charges and preferred
  stock dividend requirements,
  from below                  1,150   1,116   1,209   1,326   1,184
 Interest capitalized          (105)   (104)    (77)    (42)    (41)
                              -----   -----   -----   -----   -----
     Earnings                $2,239  $2,520  $2,053  $1,867  $1,295
                              =====   =====   =====   =====   =====

Fixed charges:

 Interest expense            $  355  $  286  $  295  $  399  $  372
 Preferred stock dividend
  requirements                  164     125      97      87     132
 Portion of rental expense
  representative of the
  interest factor               631     705     817     840     680
                              -----   -----   -----   -----   -----
     Fixed charges           $1,150  $1,116  $1,209  $1,326  $1,184
                              =====   =====   =====   =====   =====

Ratio of earnings to
 fixed charges                 1.95    2.26    1.70    1.41    1.09
                              =====   =====   =====   =====   =====

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